EXHIBIT 7.1

EXHIBIT 7.1 COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

$ in millions	30 June 2005	30 June 2004	30 June 2003
AUSTRALIAN GAAP
(A) Operating Profit before tax from continuing operations	34.8	86.2	80.8

Net Interest Expense	9.6	16.8	26.5
50% of SPT Total Interest (1)	10.7	11.2	9.1

(B) Total Fixed Charges	20.3	28.0	35.6
(C) Total (A) plus (B)	55.1	114.2	116.4

Ratio of (C) to (B)	2.71	4.08	3.27

US GAAP
US GAAP Profit after tax from continuing operations	130.1	83.3	69.4

Operating profit tax expense	0.5	20.7	26.8
Minority Interest	1.8	1.9	2.6

US GAAP Profit before Tax	132.4	105.9	98.8
(B) Add: Total Fixed Charges as above	20.3	28.0	35.6
(D) Total	152.7	133.9	134.4

Ratio of (D) to (B)	7.52	4.78	3.78

(1)	50% owned entities

SPT	represents the South Pacific Tyres joint venture

146